Filed pursuant to Rule 424(b)(3)

Registration Nos. 333-174887 and 333-174887-01

PROSPECTUS SUPPLEMENT NO. 3

STICKER SUPPLEMENT

to Prospectus dated

April 17, 2014

GWG HOLDINGS, INC.

This “Prospectus Supplement No. 3—Sticker Supplement to Prospectus dated April 17, 2014,” supplements our Prospectus dated April 17, 2014 or our earlier issued Prospectus Supplement No. 2 dated August 8, 2014 (collectively referred to simply as our “prospectus”). You should read this sticker supplement together with the prospectus as the information contained herein supplements the information contained in the prospectus. Capitalized terms contained in this sticker supplement have the same meanings as in the prospectus unless otherwise stated herein.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT.  ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This sticker supplement is part of the Prospectus and its contents must accompany the Prospectus to satisfy the prospectus-delivery requirements under the Securities Act of 1933.

The date of this prospectus supplement is September 26, 2014

RECENT EVENTS

On September 25, 2014, the common stock of GWG Holdings, Inc. was listed and began trading on The Nasdaq Capital Market under the symbol “GWGH” in connection with an initial public offering of the Company’s common stock in which the Company sold 800,000 common shares at the per-share price of $12.50.

Covered Security

Our Renewable Secured Debentures are now a “covered security.” The term “covered security” applies to securities exempt from state registration pursuant to Section 18 of the Securities Act of 1933. Generally, securities listed on national exchanges are the most common type of covered security exempt from state registration. A non-traded security also can be a covered security if it has a seniority greater than or equal to other securities from the same issuer that are listed on a national exchange. In our case, the Renewable Secured Debentures are a covered security because they are senior to our common stock, which as of September 25, 2014, is listed on The Nasdaq Capital Market.

RECOMMENDED Suitability Standards

We recommend the following suitability standards for investors in connection with our continuous offering of debentures under the prospectus. Prior to September 26, 2014, the suitability standards contained in our prospectus were mandatory.

Debentures offered through this prospectus should be considered suitable only as a long-term investment for persons of adequate financial means who have no need for liquidity in their investment. There is not expected to be any public market for the debentures, which means that it may be difficult or impossible for you to resell the debentures. As a result, we have established general suitability standards that are recommended for investors in all states. In all cases, we recommend that investors have either:

•	a net worth (not including home, furnishings, and personal automobiles) of at least $70,000 and an annual gross income of at least $70,000; or

•	a net worth (not including home, furnishings, and personal automobiles) of at least $250,000.

We also recommend that a potential investor: (1) can reasonably benefit from an investment in us based on such investor’s overall investment objectives and portfolio structuring; (2) is able to bear the economic risk of the investment based on the potential investor’s overall financial situation; and (3) has apparent understanding of (a) the fundamental risks of the investment, (b) the risk that such investor may lose his or her entire investment, (c) the lack of liquidity of the debentures, (d) the qualifications of any advisor in our selling group who is recommending an investment in the debentures, and (e) the tax consequences of the investment.

The minimum purchase for our debentures is $25,000. To satisfy the minimum purchase requirements for retirement plans, unless otherwise prohibited by state law, a husband and wife may jointly contribute funds from their separate individual retirement accounts, or IRAs, provided that each such contribution is made in increments of $500. You should note that an investment in our debentures will not, in itself, create a retirement plan and that, in order to create a retirement plan, you must comply with all applicable provisions of the Code. If you wish to purchase debentures in excess of the $25,000 minimum, any additional purchase must be in amounts of at least $1,000. In the case of sales to fiduciary accounts, we recommend that these suitability standards be met by the person who directly or indirectly supplied the funds for the purchase of our debentures or by the beneficiary of the account.

Our recommended suitability standards are intended to help ensure that, given the long-term nature of an investment in our debentures, our investment objectives and the relative illiquidity of our debentures, the debentures are an appropriate investment for prospective purchasers. Those selling debentures on our behalf must make every reasonable effort to determine that the purchase of our debentures is a suitable and appropriate investment for each debenture holder based on information known to selling group members and provided by the debenture holder in the Subscription Agreement.

Satisfaction of the recommended suitability requirements will not necessarily mean that the debentures are a suitable investment for a prospective investor, or that we will accept the prospective investor’s Subscription Agreement. Furthermore, as appropriate, we may modify such requirements in our sole discretion.